FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Difference between Forecast and Actual Results for the Year Ended March 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 13, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Difference between Forecast and Actual Results for the Year Ended March 2020

Osaka, Japan, May 13, 2020 - Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) announced a difference between the forecast of the full year consolidated financials for the fiscal year ending March 31, 2020, announced on February 4, 2020, and the actual results announced today, as below.

1.Difference between Forecast and Actual Results for the Fiscal Year Ended March 31, 2020

(millions of yen)
	Revenue	Core Operating Profit	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Previous Forecast (A)*1	3,286,000	950,000	10,000	-140,000	-162,000	-104.03 yen
Actual Results (B)	3,291,188	962,176	100,408	-60,754	44,241	28.41 yen
Discrepancy (B-A)	+5,188	+12,176	+90,408	+79,246	+206,241	―
Change %	+0.2%	+1.3%	+904.1%	―	―	―
*1 Announced on February 4, 2020.

2.Reasons for Difference
Revenue increased by 5.2 billion JPY, or 0.2%, to 3,291.2 billion JPY, compared to the previous forecast primarily due to business momentum led by Takeda’s 14 global brands.
Core Operating Profit increased by 12.2 billion JPY, or 1.3%, to 962.2 billion JPY, reflecting the business momentum coupled with from the accelerated realization of cost efficiencies and synergies. The impact from the spread of the novel coronavirus infectious disease (COVID-19) on FY 2019 results was not material as we saw a limited adverse effect on revenue, while a voluntary suspension of certain business activities such as business travel and events led to lower spending, which resulted in limited impact on profit. For details, please refer to the section 1. (4) of the Financial Statements for the Fiscal Year Ended March 31, 2020: “Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response”.
Operating Profit increased by 90.4 billion JPY, to 100.4 billion JPY. This increase was primarily driven by fewer impairment losses on intangible assets.
Net profit for the period attributable to owners of the Company increased by 206.2 billion JPY, to a profit of 44.2 billion JPY, primarily due to increased profit before income taxes and higher tax benefit resulting from the recently enacted tax reform in Switzerland.

3.FY2019 Management Guidance
Actual results for the fiscal year ended March 31, 2020 on the underlying basis were in line with the full year management guidance.

	Management Guidance (February 4, 2020)	FY2019 Actual Results
Underlying Revenue Growth*2	Flat to slightly increasing	+1.6%
Underlying Core Operating Profit Margin	High-twenties %	28.9%
Underlying Core EPS	385 - 405 yen	395 yen
Annual dividend per share	180 yen	180 yen
*2 Underlying growth versus the fiscal year ended March 31, 2019, pro-forma. The pro-forma baseline represents the sum of Takeda revenue for the previous fiscal year (April 2018 to March 2019) plus legacy Shire revenue from April 2018 through the acquisition date, both adjusted to remove the revenue from divested assets, with legacy Shire revenue converted to JPY at the rate of 1 USD = 111 JPY (average FX rate for the previous fiscal year), and converted from US GAAP to IFRS with no material differences.

Contacts

Investor Relations Takashi Okubo, +81-(0)3-3278-2306 takeda.ir.contact@takeda.com	Media Relations Kazumi Kobayashi, +81 (0)3-3278-2095 kazumi.kobayashi@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Certain Non-IFRS Financial Measures
This press release and materials distributed in connection with this press release include certain IFRS financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS measures.

Further information on certain of Takeda’s Non-IFRS measures is posted on Takeda’s investor relations website at
https://www.takeda.com/investors/reports/quarterly-announcements/quarterly-announcements-2019/

Medical information
This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). The revenue of Shire plc (“Shire”), which were presently, presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), have been conformed to IFRS, without material difference.
The Shire acquisition closed on January 8, 2019, and our consolidated results for the fiscal year ended March 31, 2019 include Shire’s results from January 8, 2019 to March 31, 2019. References to “Legacy Takeda” businesses are to our businesses held prior to our acquisition of Shire. References to “Legacy Shire” businesses are to those businesses acquired through the Shire acquisition.
This press release includes certain pro forma information giving effect to the Shire acquisition as if it had occurred on April 1, 2018. This pro forma information has not been prepared in accordance with Article 11 of Regulation S-X. This pro forma information is presented for illustrative purposes and is based on certain assumptions and judgments based on information available to us as of the date hereof, which may not necessarily have been applicable if the Shire acquisition had actually happened as of April 1, 2018. Moreover, this pro forma information gives effect to certain transactions and other events which are not directly attributable to the Shire acquisition and/or which happened subsequently to the Shire acquisition, such as divestitures and the effects of the purchase price allocation for the Shire acquisition, and therefore may not accurately reflect the effect on our financial condition and results of operations if the Shire acquisition had actually been completed on April 1, 2018. Therefore, undue reliance should not be placed on the pro forma information included herein.

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